FILTRONA

Filtrona plc

RECEIVED

2008 JAN 15 A 3:23

CORPORATE FINANCE

31 December 2007

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

[redacted]

08000214

SUPPL

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 30 November 2007, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

Victoria Walters
Personal Assistant

PROCESSED
JAN 16 2008
THOMSON
FINANCIAL

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68

File No: 82-34882

3 December 2007

FILTRONA PLC

Total Voting Rights and Share Capital

For the purposes of the FSA's Disclosure and Transparency Rules, the total number of ordinary shares of 25p each of Filtrona plc in issue as at close of business on 30 November 2007 is 219,326,795 with each share carrying the right to one vote.

There are 5,615,000 shares held in treasury.

The total number of voting rights in Filtrona plc is therefore 213,711,795.

The figure of 213,711,795 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest, or a change to their interest in, Filtrona plc under the FSA's Disclosure and Transparency Rules.

Enquiries

Jon Green
Company Secretary T: 01908 359100

FILTRONA

FILTRONA PLC
TRADING UPDATE ON PROGRESS IN 2007

Filtrona today issues a pre-close trading statement ahead of its results for the year ending 31 December 2007, which will be announced on 28 February 2008.

Filtrona anticipates good continued performance in 2007 in line with management's expectations, despite the continued weakness of the US Dollar which is expected to reduce reported revenue by c. £25m and reported operating profit by c. £3m.

Plastic Technologies

Plastic Technologies has again progressed satisfactorily with good underlying trading and the benefit of the Duraco acquisition being partly offset by trading conditions within the North American Plastic Profile and Sheet business, which remain challenging, and also by the revenue investments in FractureCode.

The Protection and Finishing Products division has expanded its international distribution infrastructure further and the new location in Ningbo, China commenced trading this month. The Duraco business has been integrated successfully and is performing in accord with the pre-acquisition plan and performance of the MSI oil country tubular goods thread protector business has improved in the second half after a relatively soft second quarter. In Coated and Security Products, the tear tape and security products businesses have continued to perform well. The European Plastic Profile and Sheet business has progressed well but, as previously indicated, weak demand has persisted

in the North American Plastic Profile and Sheet business and its financial performance is behind 2006.

Fibre Technologies

Fibre Technologies has continued its strong performance and remains well ahead of last year. The Cigarette Filters business has sustained its improved operational performance in spite of the previously announced volume reductions. The business has benefited from a consistent improvement in operating performance at the Monterrey, Mexico facility and the successful exploitation of growth opportunities in Asia. The Bonded Fibre Components business has maintained its strong growth at all locations with the benefits of ongoing market share gains and new technologies and projects, particularly in the medical and inkjet printer cartridge markets.

Looking forward, it is expected that Filtrona will sustain its growth momentum, with the Protection and Finishing Products, Coated and Security Products and the Bonded Fibre Components businesses all anticipated to make good progress in 2008. The performance within the North American Plastic Profile and Sheet business is expected to stabilise. In Cigarette Filters, market conditions are expected to remain challenging and further restructuring costs to improve productivity will impact Cigarette Filters' reported growth rates in 2008. This restructuring will also position the Company to meet known changes in demand from a smaller customer with operations in Europe.

Despite some uncertain regional economic conditions and the ongoing challenges in the Cigarette Filters business, the Board remains confident that Filtrona's strong international market positions will enable it to maintain further positive progress in 2008.

Enquiries:

Filtrona plc
Mark Harper, Chief Executive
Steve Dryden, Finance Director
Tel: 01908 359 100

Finsbury
James Leviton
Gordon Simpson
Tel: 020 7251 3801

File No: 82-34882

FILTRONA PLC

FINANCE DIRECTOR RESIGNATION

Filtrona plc today announces that Steve Dryden, Finance Director, has resigned his position to assume the position of Group Finance Director of a larger FTSE 250 Group. A date has not yet been fixed for his departure and, in the interim, Steve will remain with Filtrona to ensure a smooth handover of his responsibilities. The process to appoint his successor, which will include both internal and external candidates, will commence immediately.

Jeff Harris, Chairman, commented:

'I would like to thank Steve for his eleven years of service and, especially, his strong contribution to the transition of Filtrona into a successful publicly listed company. We wish him every success in the further development of his career.'

<u>Enquiries</u>

Filtrona plc
Mark Harper, Chief Executive
Tel: 01908 359 100

Finsbury
James Leviton
Gordon Simpson
Tel: 020 7251 3801

FILE NO 82-34882

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

FILTRONA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

THE NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(A)

3. Name of person discharging managerial responsibilities/director

MARK HARPER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN (3) ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MARK HARPER

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

10,000 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.005%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

206.75p per share

14. Date and place of transaction

4 DECEMBER 2007, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

105,986 (105,576 held beneficially, 410 held non-beneficially); 0.05%

16. Date issuer informed of transaction

4 DECEMBER 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes –

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

N/A

24. Name of contact and telephone number for queries
PATRICIA KINGDON -- 01908 359 100

Name and signature of duly authorised officer of issuer responsible for making notification
JON GREEN
COMPANY SECRETARY

Date of notification
4 DECEMBER 2007

END

File No: 82-34882

FSA

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	INVESCO plc
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	4 December 2007
6. Date on which issuer notified:	6 December 07
7. Threshold(s) that is/are crossed or reached:	15%,16%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary 25p Shares (GB00B0744359)	33,474,991	33,474,991	34,341,465		34,341,465		16.06%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

Total (A+B)

Number of voting rights	% of voting rights
34,341,465	16.06%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Brown Brothers Harriman (New Jersey) – 41,124 Bank of Ireland (Dublin) – 322,350 Bank of New York – 101,872 Bank of New York (Brussels) – 58,359 Chase Bank – 151,759 JP Morgan Chase – 514,931 Vidacos Nominees – 26,314,257 HSBC Bank Plc (London) – 670,809 Japan Trustee Services Bank – 2,661 State Street Trust & Banking Co (London) – 2,949,780 Trust & Custody Servs JP – 6,496 North Trust Company (London) – 386,853 Other – 2,820,214

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Steve Dryden Filtrona plc
15. Contact telephone number:	01908 359100

File No: 82-34882

Released: 11/12/2007

RNS Number:6538J
Filtrona plc
11 December 2007

11 December 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona') announces that it has today purchased through JPMorgan Cazenove Limited 8,049,604 of its ordinary shares at a price of 209.5p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 13,664,604 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 205,662,191.

End

END

POSZGMMZZMZGNZM

FSA®

Financial Services Authority

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to the notification obligation:	Prudential plc group of companies
4. Full name of shareholder(s) (if different from 3.):	Prudential plc
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	10 December 2007
6. Date on which issuer notified:	12 December 2007
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB00B0744359	10,372,637	10,372,637	10,840,618	10,840,618		5.27%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
10,840,618	5.27

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

Prudential plc	**10,840,618**	**5.27**
JP Morgan Nominees	661,947	
Nortrust Nominee Ltd A/c MHF01	45,575	
Nortrust Noms Ltd	497,860	
Nortrust Noms Ltd A/c MVA01	50,000	
Nortrust Noms Ltd A/c MVB01	489,829	
Nortrust Noms Ltd A/c PUC01	415,377	
PPL UK Equity Dividend Fund	363,026	
PRUCLT HSBC GIS Nom (UK) PAC	6,063,311	
PRUCLT HSBC GIS Nom (UK) PHL	1,171,964	
PRUCLT HSBC GIS Nom (UK) PPL	73,625	
PRUCLT HSBC GIS Nom (UK) HYBF	148,595	
RBS International (Guernsey)	467,527	
Recovery Inv Company Ltd	391,982	

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	

14. Contact name:	Patricia Kendall

15. Contact telephone number:	01908 359100

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	Jon Green Company Secretary Filtrona plc
Phone number	01908 359100

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   FILTRONA PLC

2. State whether the notification relates to
   - (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
   - (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
   - (iii) both (i) and (ii)

   THE NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(A)

3. Name of person discharging managerial responsibilities/director

   JEFF HARRIS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   THE NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN (3) ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

   JEFF HARRIS

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

10,000 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.005%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£1.9275 per share

14. Date and place of transaction

18 DECEMBER 2007, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

51,651 SHARES 0.03%

16. Date issuer informed of transaction

18 DECEMBER 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes –

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

N/A

24. Name of contact and telephone number for queries
PATRICIA KINGDON
T: 01908 359 100

Name and signature of duly authorised officer of issuer responsible for making notification
JON GREEN
COMPANY SECRETARY

Date of notification
14 DECEMBER 2007

File No: 82-34882

FILTRONA PLC (the 'Company' or 'Filtrona')

Annual Information Update

Pursuant to the requirements of Prospectus Rule 5.2., the following summarises the information that has been published or made available to the public by Filtrona throughout the twelve months to 31 December 2007, some of which, may now be out of date.

Filtrona uses the London Stock Exchange RNS Submit service to make announcements to the market.

Copies of these announcements may be obtained from the RNS service using the following link – www.londonstockexchange.com/en-gb/pricesnews/marketnews/ and entering the company name 'Filtrona' or short code 'FLTR'.

Copies of all documents filed with Companies House may be obtained by contacting Companies House on 0870 33 33 636.

RNS Announcements

Holdings in Company:

1. 29 December 2006
2. 08 January 2007
3. 10 January 2007
4. 11 January 2007
5. 12 January 2007
6. 15 January 2007 (two announcements)
7. 16 January 2007
8. 06 February 2007
9. 07 February 2007
10. 27 February 2007
11. 19 March 2007
12. 20 March 2007
13. 04 April 2007
14. 28 June 2007
15. 02 July 2007
16. 09 July 2007 (two announcements)
17. 03 August 2007
18. 07 August 2007
19. 13 August 2007
20. 20 August 2007
21. 31 August 2007
22. 18 September 2007
23. 20 September 2007
24. 05 October 2007
25. 09 October 2007
26. 12 October 2007
27. 17 October 2007
28. 18 October 2007
29. 25 October 2007
30. 07 December 2007
31. 13 December 2007

Director/PDMR Shareholding:

1. 01 March 2007 (three announcements)
2. 02 March 2007
3. 05 March 2007 (three announcements)
4. 06 March 2007
5. 29 June 2007
6. 04 September 2007 (two announcements)
7. 14 September 2007
8. 04 December 2007
9. 18 December 2007

Transaction in Own Shares

File No: 82-34882

1. 07 September 2007
2. 10 September 2007 (two announcements)
3. 11 September 2007
4. 12 September 2007
5. 13 September 2007
6. 14 September 2007
7. 17 September 2007
8. 18 September 2007
9. 20 September 2007
10. 21 September 2007
11. 24 September 2007
12. 25 September 2007
13. 26 September 2007
14. 27 September 2007
15. 28 September 2007
16. 01 October 2007
17. 03 October 2007
18. 04 October 2007
19. 05 October 2007
20. 08 October 2007
21. 09 October 2007
22. 10 October 2007
23. 12 October 2007
24. 15 October 2007
25. 16 October 2007
26. 17 October 2007
27. 19 October 2007
28. 22 October 2007
29. 24 October 2007
30. 26 October 2007
31. 30 October 2007
32. 31 October 2007
33. 01 November 2007
34. 02 November 2007
35. 05 November 2007
36. 06 November 2007
37. 07 November 2007
38. 08 November 2007
39. 09 November 2007
40. 12 November 2007
41. 13 November 2007
42. 14 November 2007
43. 15 November 2007
44. 19 November 2007
45. 20 November 2007
46. 21 November 2007
47. 22 November 2007
48. 23 November 2007
49. 26 November 2007
50. 27 November 2007
51. 28 November 2007
52. 29 November 2007
53. 30 November 2007
54. 11 December 2007

Other announcements

	Date	**Description**
1.	29 December 2007	Annual Information Update
2.	06 February 2007	Notice of Results
3.	15 February 2007	Non-Exec Director Retirement
4.	01 March 2007	Final Results – Part 1
5.	01 March 2007	Final Results – Part 2
6.	01 March 2007	Final Results – Part 3
7.	01 March 2007	Final Results – Part 4
8.	26 March 2007	Appointment of Non-Executive
9.	27 March 2007	Annual Report and Accounts
10.	19 April 2007	Acquisition
11.	30 April 2007	AGM Statement
12.	30 April 2007	Result of AGM
13.	01 May 2007	Result of AGM - Amended
14.	03 May 2007	Acquisition - Completion
15.	25 June 2007	Trading Update and Disposal
16.	02 July 2007	Disposal - Completion
17.	30 August 2007	Interim Results – Part 1
18.	30 August 2007	Interim Results – Part 2
19.	01 October 2007	Total Voting Rights
20.	10 October 2007	Analyst Presentation
21.	01 November 2007	Total Voting Rights
22.	03 December 2007	Total Voting Rights
23.	04 December 2007	Trading Statement
24.	04 December 2007	Finance Director Resignation

Printed Publications submitted to the UK Listing Authority's Document Viewing Facility

Date	**Description**
01 March 2007	Preliminary Statement to 31 December 2006
03 October 2007	Interim Statement to 30 June 2007

Documents filed with the Registrar of Companies

	Date	**Description**
1.	06 March 2007	Form 288c – Change of Particulars for Director or Secretary
2.	18 April 2007	Company Accounts made up to 31 December 2006
3.	18 May 2007	RES09 – Disapp Pre-empt Rights
4.	14 May 2007	Form 288b - Resignation of Director
5.	14 May 2007	Form 288c – Change of Particulars for Director or Secretary
6.	04 June 2007	Form 288c – Change of Particulars for Director or Secretary
7.	15 June 2007	Form 288a - Appointment of Director
8.	21 June 2007	Annual Return made up to 05 May
9.	03 October 2007	Interim Accounts made up to 30 June 2007
10.	05 November 2007	Form 169(1b) Treasury Shares
11.	06 December 2007	Form 169(1b) Treasury Shares
12.	19 December 2007	Form 169(1b) Treasury Shares

– END –

Name of contact and telephone number for queries
Patricia Kingdon, Deputy Company Secretary 01908 359 100

Name of authorised company official responsible for making this notification
Jon Green, Company Secretary

Date of notification
19 December 2007

END